

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 17, 2008

Mr. Kenneth Cunningham
President and CEO
Miranda Gold Corporation
Unit 1 – 15782 Marine Drive
White Rock, BC, Canada V4B 1E6

Re: **Miranda Gold Corporation**
Form 20-F for Fiscal Year Ending August 31, 2007
Filed January 25, 2008

Dear Mr. Cunningham:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief